                                                                     EXHIBIT 4.4



                             RUSH ENTERPRISES, INC.
                         1997 NON-EMPLOYEE DIRECTOR PLAN

                             STOCK OPTION AGREEMENT


         Under the terms and conditions of the Rush Enterprises, Inc. 1997 Non-Employee Director Plan (the "Plan"), a copy of which is incorporated in this Agreement by reference, Rush Enterprises, Inc. (the "Company") grants to Joseph
M. Dunn (the "Optionee") the option to purchase 10,000 shares of the Company's Common Stock, $.01 par value ("Common Stock"), at the price of $_____ per share, subject to adjustment as provided in the Plan (the "Option").

         This Option shall be for a term commencing on this date and ending ten years from the date of grant (such date being indicated below), unless this Option is terminated earlier by reason of the Optionee's ceasing to be a director as provided in the Plan.

         Each Option shall be fully exercisable as of the date of grant.

         This Option may be exercised as set forth above, unless exercise within six months of this date of grant would violate securities laws, in which case the Option may not be exercised until such time as it may be exercised legally.

         This Option is a non-qualified stock option which is not intended to be governed by Section 422 of the Internal Revenue Code of 1986, as amended.

         If all or any portion of an Option granted hereby is exercised subsequent to any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, any distribution to stockholders, including a rights offering, other than regular cash dividends, changes in the outstanding stock of the Company by reason of any increase or decrease in the number of issued shares of Common Stock resulting from a split-up or consolidation of shares or any similar capital adjustment or the payment of any stock dividend, any share repurchase at a price in excess of the closing market price (as determined by the Committee) of the Common Stock at the time such repurchase is announced or other increase or decrease in the number of such shares, the Committee may make such appropriate adjustments in the purchase price paid upon exercise of such Option and the aggregate number and class of shares or other securities or property issuable upon any such exercise as the Committee shall, in its sole discretion, determine. In any such event, no fractional share shall be issued upon any such exercise, and the aggregate price paid shall be appropriately reduced on account of any fractional share not issued; further, the minimum number of full shares which may be purchased upon any such exercise shall be the minimum number specified herein adjusted proportionately.

         The Optionee in accepting this Option accepts and agrees to be bound by all the terms and conditions of this Agreement and of the Plan.

         Granted the 20th day of May, 1998.

                                       RUSH ENTERPRISES, INC.



                                       By:
                                          ------------------------------------




ACCEPTED this 20th day of May, 1998.



--------------------------------------------
                Optionee